UNITED STATES SECURITIES EXCHANGE COMMISSION
FILE No. 82-5091

**ARGENT RESOURCES LTD.**

#620-650 West Georgia Street
Vancouver, BC V6B 4N9
Telephone: (604)681-0405 Facsimile (604)687-4670
Toll Free 800-667-4470
http://www.argentresources.com
Trading Symbol: **TSXV: AOU**
**CUSIP #040103103**

03 JUL -8 AM 7:21

November 21, 2002

SUPPL

## Argent Shares for Debt

Argent Resources Ltd. ("Argent") announces the issuance of a total of 3,267,821 shares for settlement of debt totalling $796,635.07, pursuant to debt settlement agreements as previously reported in a news release dated October 1, 2002. These shares are subject to a hold period which will expire on March 14, 2003.

In addition, 60,000 shares were issued to Eastfield Resources Ltd. pursuant to the terms of the Iron lake Property Option Agreement of July 19, 2002. These shares are also subject to a hold period which will expire on March 14, 2003.

**On behalf of the Board**




03024358

PROCESSED
JUL 17 2003
THOMSON
FINANCIAL

Bernard Dewonck
Director

**The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.**

Note: This release may contain forward-looking statements that involve risks and uncertainties. These statements may differ materially from actual future events or results. Readers are referredto the documents filed by AOU with the TSX, specifically the most recent reports which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including potential fluctuations in financial results, dependence on new product development, rapid technological and market change, failure to complete the manufacture of network equipment on schedule and on budget, financial risk management and future growth subject to risks, and adverse changes in the regulatory or legislative environment. AOU undertakes no obligation to review or confirm analysts' expectations or estimates or to release publicly any revisions to any forwardlooking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

UNITED STATES SECURITIES EXCHANGE COMMISSION
FILE No. 82-5091

**ARGENT RESOURCES LTD.**

January 13, 2003

#620-650 West Georgia Street
Vancouver, BC V6B 4N9
Telephone: (604) 681-0405, Facsimile (604) 687-4670
Toll Free 800-667-4470

http://www.argentresources.com

Trading Symbol: **TSXV: AOU**
CUSIP #040103103

# ARGENT ARRANGES $900,000 FINANCING

Argent Resources Ltd. ("Argent") announces that it has arranged a non-brokered private placement of 6 million units at $0.15 per unit to total $900,000.Each unit consists of 1 share plus 1 share purchase warrant which can be exercised over a 2-year period at $0.20 during the first year and at $0.25 during the second.

The proceeds of the private placement will be used to evaluate several potential Canadian gold project acquisitions, advance the Company's Iron Lake prospect in B.C., repayment of loans and for general corporate purposes.

The Company would also like to announce that it has appointed Mr. John Fraser, P.Geo. to the Board of Directors. Mr. Fraser holds a B. Sc. degree in Geophysics and a M. Sc. Degree in Geology, both from the University of British Columbia, and has been employed in mineral exploration since 1970. He was Exploration Manager, Central Canada, for Noranda Exploration Co., and Senior Geologist for Bow Valley Industries Ltd. More recently he has been providing exploration consulting services for numerous junior resource companies, searching for base and precious metals, uranium and diamonds throughout North America, Argentina, South Africa, Namibia and Finland, as well as serving as a director for several companies. Mr. Fraser is registered as a Professional Geoscientist with the Association of Professional Engineers and Geoscientists of British Columbia and as a Professional Geologist with the Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories.

Mr. John Lando has resigned as Director to allow for the appointment of Mr. Fraser. Argent wishes to thank Mr. Lando for his contributions to the Company.

The Company wishes to advise that it has granted stock options to certain directors and employees of Argent entitling them to purchase up to 900,000 common shares of the capital stock in the Company at a price of $0.15 for the next two years.

The above is subject to regulatory approval.

ON BEHALF OF THE BOARD



Bernard Dewonck
Director

*The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.*

*N This release may contain forward-looking statements that involve risks and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by AOU with the TSX, specifically the most recent reports which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including potential fluctuations in financial results, dependence on new product development, rapid technological and market change, failure to complete the manufacture of network equipment on schedule and on budget, financial risk management and future growth subject to risks, and adverse changes in the regulatory or legislative environment. AOU undertakes no obligation to review or confirm analysts' expectations or estimates or to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.*

UNITED STATES SECURITIES EXCHANGE COMMISSION
FILE No. 82-5091

**ARGENT RESOURCES LTD.**

#620-650 West Georgia Street
Vancouver, BC V6B 4N9
Telephone: (604) 681-0405, Facsimile (604) 687-4670
Toll Free 800-667-4470
http://www.argentresources.com
Trading Symbol: **TSXV: AOU**
**CUSIP #040103103**

February 6, 2003

## ARGENT OPTIONS NICKEL OFFSETS GOLD PROPERTY

Argent Resources Ltd. ("TSX-V:AOU") is pleased to announce that it has entered into an option agreement with Black Pearl Minerals Consolidated Inc. ("Pearl") whereby Argent can earn up to a 60% interest in Pearl's 100% owned Nickel Offsets Gold Deposit, located in Tully Township, Porcupine Mining Division, approximately 40km northeast of Timmins, Ontario. The Timmins area is located near the west end of the Abitibi Greenstone Belt, an Archean volcanic-sedimentary complex known for its world-class gold and base-metal deposits. To date the mines of the Timmins area have yielded in excess of 50 million ounces gold.

Work completed to date by Pearl shows the Nickel Offsets deposit to be a structurally controlled, gold-bearing quartz-carbonate vein type deposit hosted within a competent intermediate to mafic tuff horizon. Gold mineralization is associated with the complex system of quartz and quartz-carbonate veins within this favourable tuff horizon. Drilling has defined the gold mineralization as three closely spaced zones separated by low-grade assays into a hanging wall zone, main zone and footwall zone, over a strike length in excess of 2,000 feet and down plunge to the east to a depth of over 800 feet.

Excellent potential exists to expand these mineralized zones to the east (3,000 feet), to the west (1,600 feet), and at depth. Native gold is the most common mode of mineralization, with 75% of the holes drilled (61) by Pearl containing visible gold. Drill intersections drilled by Pearl in 1997 and 1998 included 9.38 oz./t over 17.0 feet, .406 oz./t over 17.4 feet, .316 oz./t over 26.4 feet, .621 oz./t over 14.2 feet, .636 oz./t over 27.7 feet for example.

Highlights of the agreement are as follows:

- Argent must spent $3 million Cdn. over a 4 year period to earn a 60% interest in the deposit.
- Upon Argent earning it's 60% interest, a joint-venture will be formed with Pearl. Any party diluting below a 10% interest will convert to a 10% NPI.
- Pearl has granted Argent a one-time election after vesting its interest to earn an additional 10% interest in the property by completing a feasibility study.
- Argent will pay Pearl $100,000 on signing and make annual cash payments of $50,000 for four years. In any year during the initial vesting period that a minimum work program of $500,000 is not completed, an additional $50,000 fee will be paid to Pearl by Argent.

*The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.*

This property acquisition is a major step in Argent becoming a significant gold explorer in Canada. Argent will immediately commence project data compilation and review, in anticipation of an aggressive ground exploration and drilling program.

The above agreement is subject to regulatory approvals, and a finders fee is payable with respect to this transaction.

ON BEHALF OF THE BOARD



Gary Schellenberg
Director

*The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.*

UNITED STATES SECURITIES EXCHANGE COMMISSION
FILE No. 82-5091

**ARGENT RESOURCES LTD.**

April 11, 2003

#620-650 West Georgia Street
Vancouver, BC V6B 4N9
Telephone: (604) 681-0405, Facsimile (604) 687-4670
Toll Free 800-667-4470
http://www.argentresources.com
Trading Symbol: **TSXV: AOU**
**CUSIP #040103103**

---

## ARGENT ANNOUNCES AMENDMENT TO FINANCING

Further to the financing announced by Argent Resources Ltd. ("Argent") in its news released dated January 13, 2003, and the resulting Notice of Confirmation issued by the TSX Venture Exchange ("TSX") on March 5, 2003, Argent wishes to announce that placee Trigate Capital Associates has reduced its placement from 1,675,000 units to 1,000,000 and will therefore not be designated an insider. One additional arm's length placee has been added to purchase the 675,000 unit shortfall. Argent also wishes to inform that it inadvertently neglected to disclose in its January 13, 2003, news release that a 5% finder's fee is payable on a portion of the financing.

ON BEHALF OF THE BOARD



Gary Schellenberg
Director

*The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.*

UNITED STATES SECURITIES EXCHANGE COMMISSION
FILE No. 82-5091

**ARGENT RESOURCES LTD.**

03 JUL -8 AM 7:21

April 16, 2003

#620-650 West Georgia Street
Vancouver, BC V6B 4N9
Telephone: (604) 681-0405, Facsimile (604) 687-4670
Toll Free 800-667-4470
http://www.argentresources.com
Trading Symbol: **TSXV: AOU**
**CUSIP #040103103**

## ARGENT CLARIFIES ERRONEOUS STOCKWATCH BULLETIN

The bulletin posted by Stockwatch dated April 15, 2003, in which it was stated that Argent was a capital pool company and that the company's trading status might be changed to a halt or suspension without further notice, was in error. There was no contact made with the company or the TSX-V prior to the release of this incorrect information. Argent is an active mining resource issuer.

ON BEHALF OF THE BOARD



Gary Schellenberg
Director

*The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.*

UNITED STATES SECURITIES EXCHANGE COMMISSION
FILE No. 82-5091

**ARGENT RESOURCES LTD.**

May 14, 2003

#620-650 West Georgia Street
Vancouver, BC V6B 4N9
Telephone: (604)681-0405 Facsimile (604)687-4670
Toll Free 800-667-4470
http://www.argentresources.com
Trading Symbol: **TSX: AOU**
**CUSIP #040103103**

---

**Argent Commences Work on Iron Lake Copper-Gold-Palladium Project, Holds AGM**

Argent is pleased to announce that an exploration program has commenced on its Iron Lake Project, located in the Cariboo region of B.C. Argent has an option to earn up to a 70% interest in the Iron Lake property from Eastfield Resources Ltd. ("Eastfield"). In 2001 prospecting by Eastfield in the centre of the platinum soil anomaly resulted in the discovery of several angular mineralized boulders in the glacial till. Grab samples from these mineralized boulders, which can best be described as olivine-pyroxenite, have returned grades of 0.50 to 0.75% copper, 0.40 to 0.75 g/t gold and 0.30 to 0.60 g/t platinum group metals.

An initial exploration program will include detailed air-photo analysis and additional soil geochemistry, and will be followed by trenching of anomalies prior to drilling. The property is located 40 kilometres northeast of 100 Mile House, B.C. and is bisected by recently constructed logging roads.

A summary report prepared for Argent by R. M. Durfeld, P. Geo., describes exploration completed by Pickands Mather and Company in the early 1970's, and in the late 1980's to 1992 on behalf of various parties. Collectively this work established that the magnetic anomaly is caused by a zoned mafic intrusive several kilometres in diameter. Initial exploration in the 1970's, designed to assess the porphyry copper potential of the aeromagnetic anomaly, included several wide-spaced drill holes. These holes were subsequently resampled in the early 1990's and shown to contain elevated levels of platinum, palladium, cobalt and gold. A soil survey completed on a portion of the property in 1990 outlined several significant platinum and palladium soil anomalies (peak values to 392 ppb Pd and 260 ppb Pt). Outcrops of altered pegmatite exposed by road construction returned up to 933 ppb platinum and 258 ppb palladium.

The Iron Lake copper gold palladium property represents a significant exploration target. Its host intrusive complex is comparable in terms of size, magmatic phases present and strong palladium and platinum soil anomalies to North American Palladium Ltd.'s Lac des Isles deposit in Ontario.

Argent Resources Ltd.'s ("Argent") Annual General Meeting was held on May 14, 2003. All resolutions and business items presented at the meeting were approved. Further to new releases dated January 13 and April 11, 2003, regarding a financing, Argent wishes to further disclose the payment of a $1,500 consulting fee to Pacific International Securities, Inc.

**On behalf of the Board**



Bernard Dewonck
Director

**The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.**

UNITED STATES SECURITIES EXCHANGE COMMISSION
FILE No. 82-5091



03 JUL -3 AM 7:21

British Columbia Securities Commission

# QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

***Freedom of Information and Protection of Privacy Act:*** The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

## *ISSUER DETAILS*

| NAME OF ISSUER | FOR QUARTER ENDED | | | DATE OF REPORT Y | M | D |
|---|---|---|---|---|---|---|
| ARGENT RESOURCES LTD. | 03 | 02 | 28 | 03 | 04 | 24 |

| ISSUER ADDRESS | | | | |
|---|---|---|---|---|
| 620 – 650 WEST GEORGIA STREET, P.O. BOX 11604 | | | | |
| **CITY/** | **PROVINCE** | **POSTAL CODE** | **ISSUER FAX NO.** | **ISSUER TELEPHONE NO.** |
| VANCOUVER | BC | V6B 4N9 | 604-687-4670 | 604-681-0405 |
| **CONTACT PERSON** | | **CONTACT'S POSITION** | | **CONTACT TELEPHONE NO.** |
| GARY SCHELLENBERG | | DIRECTOR | | 604-681-0405 |
| **CONTACT EMAIL ADDRESS** | | **WEB SITE ADDRESS** | | |
| gschel@netrover.com | | argentresources.com | | |

## *CERTIFICATE*

*The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.*

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED Y | M | D |
|---|---|---|---|---|
| [signature] | GARY SCHELLENBERG | 03 | 04 | 29 |
| **DIRECTOR'S SIGNATURE** | **PRINT FULL NAME** | **DATE SIGNED Y** | **M** | **D** |
| [signature] | BERNARD DEWONCK | 03 | 04 | 29 |

# ARGENT RESOURCES LTD.

## FINANCIAL STATEMENTS

(Prepared by Management)

FEBRUARY 28, 2003

**ARGENT RESOURCES LTD.**
BALANCE SHEETS
(Prepared by Management)
AS AT NOVEMBER 30, 2002 AND FEBRUARY 28, 2003

| | | Feb 2003 | | Nov 2002 |
|---|---|---|---|---|
| **ASSETS** | | | | |
| **Current** | | | | |
| Cash | $ | 237,908 | $ | 69,525 |
| Receivables | | 2,547 | | 1,928 |
| Notes receivable (Note 2) | | 31,300 | | 31,300 |
| | | 271,755 | | 102,753 |
| **Capital assets** | | 1,021 | | 1,158 |
| **Mineral properties** (Note 3) | | 17,012 | | 17,012 |
| | $ | 289,788 | $ | 120,923 |
| **LIABILITIES AND SHAREHOLDERS' DEFICIENCY** | | | | |
| **Current** | | | | |
| Accounts payable and accrued liabilities | $ | 50,445 | $ | 47,010 |
| Notes payable | | - | | 35,000 |
| | | 50,445 | | 82,010 |
| **Debenture payable** (Note 4) | | 6,411 | | 136,411 |
| | | 56,856 | | 218,421 |
| **Shareholders' deficiency** | | | | |
| Capital stock (Note 5) | | 6,705,468 | | 6,705,468 |
| Subscriptions received in advance (Note 6) | | 375,000 | | - |
| Deficit | | (6,847,536) | | (6,802,966) |
| | | 232,932 | | (97,498) |
| | $ | 289,788 | $ | 120,923 |

**On behalf of the Board:**


Director


Director

The accompanying notes are an integral part of these financial statements.

**ARGENT RESOURCES LTD.**
STATEMENTS OF OPERATIONS AND DEFICIT
(Prepared by Management)
PERIOD ENDED FEBRUARY 28

| | 2003 | 2002 |
|---|---|---|
| **EXPENSES** | | |
| Administration fees | $ 1,500 | $ 3,000 |
| Amortization | 138 | 168 |
| Consulting fees | 5,712 | 4,500 |
| Interest and bank charges | 1,207 | 2,064 |
| Management fees | 7,009 | 7,500 |
| Office and miscellaneous | 1,211 | 4,498 |
| Professional fees | 4,349 | 3,003 |
| Rent | 4,673 | 7,500 |
| Shareholder communications | 10,703 | 368 |
| Transfer agent and filing fees | 8,293 | 2,502 |
| | (44,795) | (35,103) |
| **OTHER ITEMS** | | |
| Interest income | 225 | 5 |
| **Loss for the period** | (44,570) | (35,098) |
| **Deficit, beginning of year** | (6,802,966) | (6,306,404) |
| **Deficit, end of period** | $ (6,847,536) | $ (6,341,502) |
| **Basic and diluted loss per share** | $ (0.01) | $ (0.01) |
| **Weighted average number of shares outstanding** | 9,614,824 | 6,259,760 |

The accompanying notes are an integral part of these financial statements.

**ARGENT RESOURCES LTD.**
STATEMENTS OF CASH FLOWS
(Prepared by Management)
PERIOD ENDED FEBRUARY 28

| | 2003 | 2002 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Loss for the period | $ (44,570) | $ (35,098) |
| Items not affecting cash: | | |
| Amortization | 138 | 168 |
| Changes in non-cash working capital items: | | |
| (Increase) decrease in receivables | (620) | 1,759 |
| Increase in accounts payable and accrued liabilities | 3,435 | 26,562 |
| Cash used in operating activities | (41,617) | (6,609) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Mineral properties | - | - |
| Cash used in investing activities | - | - |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Loan proceeds | - | 852 |
| Proceeds from debenture payable | - | - |
| Repayment of debenture payable | (165,000) | - |
| Subscriptions received in advance | 375,000 | - |
| Capital stock issued | - | - |
| Cash provided by financing activities | 210,000 | 852 |
| **Change in cash position during the period** | 168,383 | (5,757) |
| **Cash position, beginning of year** | 69,525 | 6,724 |
| **Cash position, end of period** | $ 237,908 | $ 967 |

The accompanying notes are an integral part of these financial statements.

## 1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated under the laws of the Province of British Columbia and is in the business of exploration and development of mineral properties.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company are dependent on the Company's ability to receive continued financial support, complete public equity financing, or generate profitable operations in the future.

## 2. NOTES RECEIVABLE

The notes receivable totaling $31,300 are non interest bearing, mature on September 12, 2003 and are secured by 2,000,000 common shares of Secureview (Note 5). The notes receivable, originally for $315,000 (US $200,000), were received in exchange for the common shares of Secureview (Note 3) and were subsequently written down by $283,700 to reflect the market value of the 2,000,000 Secureview shares held as collateral.

## 3. MINERAL PROPERTIES

| | Acquisition Costs | Deferred Exploration Costs | Total Feb 2003 | Total Nov 2002 |
|---|---|---|---|---|
| Iron Lake Claims, British Columbia | $ 11,400 | $ 5,612 | $ 17,012 | $ 17,012 |

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

**Iron Lake Claims, British Columbia**

The Company entered into an option agreement with Eastfield Resources Ltd. ("Eastfield") whereby the Company may earn up to a 70% interest in the Iron Lake Claims located in British Columbia. To earn a 55% interest, the Company is required to incur $1,000,000 in exploration expenditures, make cash payments totalling $100,000 and provide a staged issuance of 300,000 common shares of the Company over the next four years. To earn an additional 15%, the Company must incur an additional $1,000,000 in exploration expenses.

During the year ended November 30, 2002, the Company incurred $5,612 on exploration expenditures and issued 60,000 shares valued at $11,400. There were no expenditures incurred during the current period.

**Deferred exploration costs**

| | Iron Lake Claims British Columbia |
|---|---|
| Balance, beginning of the year | $ - |
| Additions during the year: | |
| Assaying, testing and analysis | 156 |
| Consulting | 4,210 |
| Maps and drafting | 1,246 |
| Balance, year ended November 30, 2002 and period ended February 28, 2003 | $ 5,612 |

## 4. DEBENTURE PAYABLE

Debenture payable, bears interest at 12% per annum, secured by a fixed charge over the Company's assets and due on December 31, 2003. The debenture payable includes a principle balance of $130,000 and accrued interest of $6,411. The principle balance was repaid during the period.

## 5. CAPITAL STOCK

| | Number of Shares | Amount |
|---|---|---|
| Authorized | | |
| 100,000,000 common shares without par value | | |
| Issued and outstanding | | |
| At November 30, 2000 | 5,686,260 | $ 5,719,857 |
| For cash – exercise of warrants | 538,500 | 165,400 |
| For loan bonus | 35,000 | 7,000 |
| At November 30, 2001 | 6,259,760 | 5,892,257 |
| For acquisition of mineral property | 60,000 | 11,400 |
| For settlement of debt | 3,295,064 | 801,811 |
| At November 30, 2002 and February 28, 2003 | 9,614,824 | $ 6,705,468 |

**Stock options and warrants**

The Company, in accordance with the policies of the TSX-V, is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

**Stock options and warrants**

The Company granted incentive stock options enabling the holders to acquire up to 900,000 common shares exercisable at a price of $0.15 until January 13, 2005.

There are no warrants outstanding.

## 6. SUBSCRIPTIONS RECEIVED

The Company received cash proceeds of $375,000 pursuant to a private placement of up to 6,000,000 units at $0.15 per unit. Each unit consists of one common share plus one warrant to acquire an additional common share at $0.20 for the first year and $0.25 for the second year.

## 7. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid or accrued $1,500 for administration fees to the spouse of a director.

b) Paid or accrued $5,712 for consulting fees to two directors.

c) Paid or accrued $7,009 for management services to a company controlled by a director.

Included in accounts payable and accrued liabilities is $1,283 owing to a company controlled by a director and $2,376 to a director.

## 8. SUBSEQUENT EVENTS

The following events occurred subsequent to February 28, 2003:

a) The Company concluded a private placement of 6,000,000 units at $0.15 per unit. Each unit consists of one common share plus one warrant to acquire an additional common share for $0.20 for the first year and at $0.25 for the second year.

b) The Company entered into negotiations on an option, subject to regulatory approval, to earn a 60% interest in the Nickel Offsets Gold Deposit located in the Tully Township of the Porcupine Mining Division in Ontario for consideration of cash payments of $25,000 upon signing of a formal agreement, $25,000 upon regulatory approval, $50,000 upon completion of a forty-five day due diligence period and $50,000 in each of the next four years. Exploration expenditures are to be $3,000,000 over the next four years and a $50,000 fee is payable in any year that a minimum work program of $500,000 is not completed.



British Columbia Securities Commission

# QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

Schedules B & C

*Freedom of Information and Protection of Privacy Act:* The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

## *ISSUER DETAILS*

| NAME OF ISSUER | FOR QUARTER ENDED | | | DATE OF REPORT Y | M | D |
|---|---|---|---|---|---|---|
| ARGENT RESOURCES LTD. | 03 | 02 | 28 | 03 | 04 | 24 |

| ISSUER ADDRESS | | | | |
|---|---|---|---|---|
| 620 – 650 WEST GEORGIA STREET, P.O. BOX 11604 | | | | |
| **CITY/** | **PROVINCE** | **POSTAL CODE** | **ISSUER FAX NO.** | **ISSUER TELEPHONE NO.** |
| VANCOUVER | BC | V6B 4N9 | 604-687-4670 | 604-681-0405 |
| **CONTACT PERSON** | | **CONTACT'S POSITION** | | **CONTACT TELEPHONE NO.** |
| GARY SCHELLENBERG | | DIRECTOR | | 604-681-0405 |
| **CONTACT EMAIL ADDRESS** | | **WEB SITE ADDRESS** | | |
| gschel@netrover.com | | www.argentresources.com | | |

## *CERTIFICATE*

*The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.*

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED Y | M | D |
|---|---|---|---|---|
| [signature] | GARY SCHELLENBERG | 03 | 04 | 29 |
| **DIRECTOR'S SIGNATURE** | **PRINT FULL NAME** | **DATE SIGNED Y** | **M** | **D** |
| [signature] | BERNARD DEWONCK | 03 | 04 | 29 |

## SCHEDULE B - SUPPLEMENTARY INFORMATION

**Section 1**

*Analysis of expenses and deferred costs*
Breakdown of expenditures by major category:
See Schedule A Financial Statements

**Section 2**

*Related party transactions*
Paid or accrued $1,500 for administration fees to the spouse of a director.
Paid or accrued $5,712 for consulting fees to two directors.
Paid or accrued $7,009 for management services to a company controlled by a director.
Paid or accrued $1,283 for office expenses to a company controlled by a director.

**Section 3**

*Summary of securities issued and options granted during the period*

a) Securities issued during the period:
There were no securities issued during the period.

b) Options granted during the period:
The Company granted incentive stock options enabling directors to acquire up to 350,000 common shares and employees 550,000 common shares exercisable at a price of $0.15 until January 13, 2005

**Section 4**

*Summary of securities as at the end of the period*

a) Authorized and issued share capital:
100,000,000 Common shares without par value

b) Issued and Fully Paid

| | No. of Shares | Amount |
|---|---|---|
| Balance, November 30, 2002 and February 28, 2003 | 9,614,824 | $ 6,705,468 |

c) There are no warrants outstanding.
There are 900,000 options outstanding exercisable at a price of $0.15 until January 13, 2005

d) There are no shares in escrow or subject to a pooling agreement.

**Section 5**

*List of directors and officers*
Gary Schellenberg – Director and CEO
Bernard Dewonck – Director and President
John Fraser - Director
Don Penner – Director
Eileen Browne – Secretary

## SCHEDULE C – MANAGEMENT DISCUSSION AND ANALYSIS

### A) Description of Business

Argent Resources Ltd. is currently an active company classified as a resource issuer, having acquired a mineral property of merit.

Prior to the acquisition of the mineral property, the Issuer's principal asset consisted of its share holdings in Secureview Systems Inc. and therefore according to TSX regulations was no longer a resource company and had to go through a change in business. The Issuer completed a transaction that divested it of the share holdings for promissory notes, which were subsequently written down in the previous fiscal year.

### B) Discussion of Operations

Argent arranged a non-brokered private placement of 6 million units at $0.15 per unit to total $900,000. Each unit consists of 1 share plus 1 share purchase warrant which can be exercised over a 2-year period at $0.20 during the first year and at $0.25 during the second year. The proceeds of the private placement will be used to evaluate several potential Canadian gold project acquisitions, advance the Company's Iron Lake prospect in B.C., repayment of loans and for general corporate purposes. A 5% finder's fee is payable an a portion of this placement. Regulatory approval has been received for this placement.

Mr. John Fraser, P.Geo. has been appointed to the Board of Directors. Mr. John Lando has resigned as Director to allow for the appointment of Mr. Fraser.

Argent has granted stock options to certain directors and employees of Argent entitling them to purchase up to 900,000 common shares of the capital stock in the Company at a price of $0.15 for the next two years. This stock option plan is subject to shareholder ratification at the Company's Annual General Meeting on May 14, 2003.

The Company has signed a letter agreement to enter into a formal option agreement with Black Pearl Minerals Consolidated Inc. ("Pearl") whereby Argent can earn up to a 60% interest in Pearl's 100% owned Nickel Offsets Gold Deposit, located in Tully Township, Porcupine Mining Division, approximately 40km northeast of Timmins, Ontario

Highlights of the option agreement include Argent spending $3 million Cdn. over a 4 year period to earn a 60% interest in the deposit, paying Pearl $25,000 on signing, $25,000 upon exchange approval, $50,000 upon completion of a 45 day due diligence period and cash payments of $50,000 for four years. In any year during the initial vesting period that a minimum work program of $500,000 is not completed, an additional $50,000 fee will be paid to Pearl by Argent. Upon Argent earning its 60% interest, a joint-venture will be formed with Pearl. Any party diluting below a 10% interest will convert to a 10% NPI. Pearl has granted Argent a one-time election after vesting its interest to earn an additional 10% interest in the property by completing a feasibility study. The above agreement is subject to regulatory approvals, and a finders fee is payable with respect to this transaction.

### C) Discussion of Financial Operations

i) Deferred Exploration Expenditures

The Issuer had no deferred exploration expenditures in this quarter..

ii) Financial Information

Since incorporation the Issuer has not received any revenues from operations and as a consequence, reports an annual deficit.

For the quarter ended February 28, 2003, the Issuer has posted a loss of $44,570; for the quarter ended February 28, 2002, the loss was $35,098.

The losses reported are the result of administrative expenses relating to the operation of the Issuer's business.

The Company now has 10,514,824 shares outstanding on a fully diluted basis.

iii) Transactions with Related Parties

On October 1, 1997, The Issuer entered into a Management and Administration Services Agreement with 519820 B.C. Ltd., owned 50% by a Director and 50% by the spouse of a Director. 519820 B.C. Ltd receives $2,500 per month for management services and an additional $1,000 per month for services of a clerical or administrative nature. Total fees of $8,509 were accrued or paid in this quarter.

iv) Investor Relations

Effective October 1, 2002, the Issuer entered into an investor relations agreement for $5,000 per month which can be terminated on fourteen days notice. This agreement is currently still in place.

v) Legal Proceedings

The Issuer has no legal proceedings in process or pending.

vi) Transactions Requiring Regulatory Approval

A letter agreement to acquire an option on the Nickel Offsets Gold Deposit has been signed with Black Pearl Minerals Consolidated Inc, however a formal agreement, when completed, will require regulatory approval.

**D) Subsequent Events**

Negotiations on the formal option agreement for the Nickel Offsets Gold Deposit are in the final stages.